August 04, 2006

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  205049

Attention:  Amit Pande

Dear Amit,

Re:

Westsphere Asset Corporation, Inc.

Form 10-KSB for Fiscal Year End December 31, 2004

Filed April 15, 2005

File No. 0-32051

Further to our correspondence dated June 08, 2006 and July20,2006 pertaining to the SEC comment letter of February 10, 2006, would you please let us know if you require further correspondence from us.

We would like to continue with our filing of an S8, but with an outstanding comment letter, we cannot complete this function. Please advise if it is alright for us to go ahead and file an S8.

Thank you

Regards,

Sonia Goeseels

Vice President, Westsphere Asset Corporation, Inc.

Cc: Douglas N. Mac Donald

President & CEO

Cc: Kim Law

CFO

2140 Pegasus Way N.E. • Calgary, Alberta, Canada • T2E 8M5

Tel: (403) 290-0264 • Fax: (403) 290-1266

Web: www.westsphereasset.com • Email: info@westsphereasset.com